NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 27, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 17, 2009. Each normal Common Equity Unit had a stated amount of $25 prior to the initial stock purchase date (August 15, 2008), and a remaining stated amount of $12.50 thereafter. Currently, each normal Common Equity Unit consists of: (1) a stock purchase contract under which the holder has agreed to purchase, and the company will agree to sell to the holder, for $12.50, shares of the company's common stock on the subsequent stock purchase date. The subsequent stock purchase date is expected to be February 17, 2009, but could be deferred for quarterly periods until August 15, 2009; and (2) a 1/80, or 1.25%, undivided beneficial ownership interest in a series B trust preferred security of the series B trust (MetLife Capital Trust III) with an initial liquidation amount of $1,000. The settlement rate on the subsequent stock purchase date will be an amount equal to the sum of the daily amounts calculated for each of the first 20 trading days beginning on January 7, 2009. The daily amount is equal to, for each trading day in the 20 trading day period described above, subject to anti-dilution adjustment under certain circumstances: for each of those 20 trading days on which the closing price of the company's common stock is less than or equal to the reference price, of $43.35, a fraction, adjusted as described below, of a share of the company's common stock per Common Equity Unit equal to: 1/20 times $12.50 divided by the reference price (the 'maximum daily settlement rate'); for each of those 20 trading days on which the closing price of the company's common stock is greater than the reference price of $43.35 but less than the threshold appreciation price of $53.10, a fraction of a share of the company's common stock per Common Equity Unit equal to: 1/20 times $12.50 divided by the closing price; and for each of those 20 trading days on which the closing price of the company's common stock is greater than or equal to the threshold appreciation price of $53.10, a fraction, adjusted as described below, of a share of the company's common stock per Common Equity Unit equal to: 1/20 times $12.50 divided by the threshold appreciation price (the 'minimum daily settlement rate'). Based on the minimum and maximum daily settlement rates adjusted as of August 15, 2008, a holder will receive a total of between 0.2372 and 0.2906 of one share of common stock per Common Equity Unit. The minimum and maximum daily settlement rates will be further adjusted (by less than 1% in each case) prior to the subsequent stock purchase date to reflect a dividend payment in excess of $0.46 per share in 2008. The minimum and maximum daily settlement rates may be further adjusted prior to the subsequent stock purchase date. The threshold appreciation price is equal to $53.10 per share, and represents a 22.5% appreciation over the reference price. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 17, 2009.